

February 8, 2011

Mr. Eduardo Valero Erana
 President and Chief Executive Officer
BARCLAY ROAD, INC.
Pseo Alcobendas
10 A Centro Comercial Boulevar
Alcobendas, Spain 28109

> **Re:** **Barclay Road, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 7, 2011**
> **File No. 0-52332**

Dear Mr. Erana:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We note the disclosure that on January 11, 2011 the board of directors authorized your officers to engage Madsen Associates, CPA as your independent accountants. Please amend the Item 4.01 Form 8-K in its entirety to also include under an Item 4.01(a) section the following:

   • An identification of your former independent registered public accounting firm (i.e., "Former Accountants"), along with the date that the Former Accountants either resigned, declined to stand for re-election, or were dismissed. Please also disclose whether your board of directors approved the change in accountants. Please refer to Item 304(a)(i) and (iii) of Regulation S-K for disclosure requirements.

- The type of audit report rendered on your financial statements by the Former Accountants for each year of the two most recent fiscal years audited by the Former Accountants. See Item 304(a)(ii) of Regulation S-K.

- Whether there were any disagreements or reportable events with the Former Accountants during the two most recent fiscal years and through the date of the cessation of the auditor-client relationship with the Former Accountants., and a description therein. See Item 304(a)(iv)-(v) of Regulation S-K.

2. Please provide a copy of these revised disclosures to the Former Accountants and have them provide you a letter addressed to the U.S. Securities & Exchange Commission, indicating whether or not they agree with your disclosures concerning their firm. This letter should be filed as Exhibit 16 to the amendment to the Item 4.01 Form 8-K. To the extent you are unable to obtain the Exhibit 16 letter from the Former Accountants, please expand to explain the circumstances as to the reasons.

3. Please include the current disclosures concerning the engagement of the new accountants, Madsen and Associates, CPA, under a newly inserted Item 4.01(b) section of the amended filing.

4. Please file as nonpublic correspondence, a separate cover letter to the amended Item 4.01 Form 8-K that addresses each of our comments above, indicating the resolution and any additional explanatory information you believe would be insightful to your response.

5. Please file the amendment to the Item 4.01 Form 8-K in its entirety as soon as practicable. For future reference, please note that a change in accountants, either the cessation of the auditor-client relationship or the engagement of new auditors, requires the filing of an Item 4.01 Form 8-K within four business days after the occurrence of the event. See General Instruction B(1) to the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

Beverly A. Singleton
Staff Accountant